Mail Stop 4561

June 10, 2009

Matthew W. Shankle
Chief Executive Officer
Advance Display Technologies, Inc.
7334 South Alton Way, Suite F
Centennial, Colorado 80112

> **Re:** **Advance Display Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **Filed on October 14, 2008**
> **File No. 000-15224**

Dear Mr. Shankle:

　　We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief